FORTRESS SHARES EXHIBIT
                                     TO
                             MULTIPLE CLASS PLAN


     This Exhibit to the Multiple Class Plan (the "Plan") is hereby adopted by the Companies on whose behalf it is executed as of the date stated hereinbelow, pursuant to Sections 2, 3, 4, and 5 of the Plan with regard to the Fortress Shares of the Company.

1.  SEPARATE ARRANGEMENTS

   DISTRIBUTION ARRANGEMENTS
   Fortress Shares are sold through financial institutions (such as banks or investment dealers) which have a sales agreement with the distributor or directly from the distributor, Federated Securities Corp.

   CHANNEL/TARGET CUSTOMERS
   Fortress Shares are designed for individuals as a convenient means of accumulating an interest in a professionally managed, diversified portfolio of common stocks and other securities of high quality companies.

   SALES LOAD
   Fortress Shares are sold with an initial sales load.
   Initial sales loads are as follows:

   Less than $1,000,000            1.00%
   $1 million or more              0.00%

   Sales Load  Reductions
   The initial sales load on Fortress Shares may be reduced through quantity discounts, accumulated purchases, letters of intent, reinvestment of


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to Multiple Class Plan
   dividends, concurrent purchases, or as otherwise may be set forth in the appropriate prospectus from time to time.

   Exceptions to Sales Load.
   Sales through bank trust departments, investment advisers, or certain retirement plans, or as otherwise described in the appropriate prospectus from time to time.

   DISTRIBUTION FEES
   0.75 of 1% of the average daily net assets of Fortress Shares.

   SERVICES OFFERED TO SHAREHOLDERS
   Personal services and account-level recordkeeping.

   SHAREHOLDER SERVICES FEES
   0.25 of 1% of the average daily net asset value of the Fortress Shares.

   MINIMUM INVESTMENTS
   The minimum initial investment in Fortress Shares is $1,500 unless the investment is in a retirement plan, in which case the minimum initial investment is $50. Subsequent investments must be in amounts of at least $100, except for retirement plans, which must be in amounts of at least $50.

   VOTING RIGHTS
   Each Share gives the shareholder one vote in Director/Trustee elections and other matters submitted to shareholders of the entire corporation/trust for vote. All shares of each portfolio or class in the Fund have equal voting rights, except that only shares of that particular


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to Multiple Class Plan
   portfolio or class are entitled to vote in matters affecting that portfolio or class.

2. EXPENSE ALLOCATION

   DISTRIBUTION FEES
   Fortress Shares will pay a fee to the distributor in an amount computed at an annual rate of 0.75 of 1% of the average daily net assets of Fortress Shares.

   SHAREHOLDER SERVICE FEES
   Fortress Shares will pay up to 0.25 of 1% of the average daily net assets of Fortress Shares.

3. CONVERSION FEATURES

   Fortress Shares are not convertible into shares of any other class.



4. EXCHANGE FEATURES

   Fortress Shares of any portfolio may be exchanged for Fortress Shares of other members of the Fortress Family of Funds or shares of other Fortress Funds at net asset value. Fortress Shares may also be exchanged for shares of certain funds which are advised by subsidiaries or affiliated of Federated Investors ("Federated Funds"), pursuant to the conditions described in the appropriate prospectus.


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to Multiple Class Plan
          IN WITNESS WHEREOF, this Class Exhibit has been executed on behalf of the Multiple Class Companies on the attached list by their duly-authorized officer(s) as of the date(s) set forth below.


                                   By:  S. Elliott Cohan

                                   Title:    Assistant Secretary